UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 26 January 2010

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

EXCELLENT DRILLING RESULTS AT GOLPU WEST SPELLS EXCITEMENT FOR HARMONY'S EXPLORATION ACTIVITIES IN PNG

Johannesburg. Tuesday, 26 January 2010. Harmony Gold Mining Company Limited (Harmony) is pleased to advise that encouraging results were achieved from recent drilling conducted on the Golpu West prospect, as part of the company's exploration programme in Papua New Guinea (PNG).

Golpu West is located off the western margin of the Golpu orebody and entirely outside of the existing resource limits. Drilling to date has defined approximately 160 metres of strike and the high-grade mineralisation remains open in all directions.

Results of the significant new drill intercepts include:

WR321:	**331m @ 0.51 g/t Au & 0.93 % Cu from 694m**
Including:	**155m @ 0.88 g/t Au & 1.51% Cu from 868m**
WR327A:	**478.4m @ 0.85 g/t Au & 1.36 % Cu from 506m**
Including:	**155m @ 1.47 g/t Au & 2.29% Cu from 691m**
WR328:	**597m @ 0.57 g/t Au & 0.96 % Cu from 399m**
Including:	**198m @ 1.13 g/t Au & 1.88 % Cu from 788m**

The Wafi-Golpu project area is located in the Morobe Province of PNG and is part of Harmony's 50/50 Joint Venture with Newcrest Mining Limited of Australia.

The high grade portions of copper-gold intercepts are coincident with stockwork veined and altered diorite porphyry. The porphyry is biotite altered, variably silicified and veined, and contains abundant chalcopyrite as fine disseminated sulphide. A halo of lower grade copper-gold mineralisation surrounds porphyry and comprises a stockwork vein network of laminated quartz-magnetite-chalcopyrite veins. Stockwork vein intensity is best developed at the diorite porphyry contact in the adjacent metasediments and gradually decreases away from the contact.

The tenor and continuity of the mineralisation is particularly encouraging. The average gold and copper grades of the Golpu West intercepts are significantly higher than the main Golpu porphyry, which for comparison averages 0.65 g/t Au and 1.4% copper. The current Golpu resource is 163 Mt @ 0.6 g/t gold and 1.1% copper for 2.93 Moz of gold and 1.76 million tonnes of copper.

The drilling has also intersected near surface supergene copper-gold mineralisation including:

WR316:	**24m @ 0.6 g/t Au & 0.54% Cu from 82m**
WR327A:	**22m @ 0.55 g/t Au & 0.9% Cu from 175m**

Issued by Harmony Gold Mining Company Limited

26 January 2010

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations

on +27 (0)82 888 1242

or

Esha Brijmohan
Investor Relations Officer

on +27(0)82 759 1775

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228



Harmony's Chief Executive Officer, Graham Briggs says, "We are thrilled with the outcome of the drilling results at Golpu West. The results are very encouraging and highlight the fact that the Golpu system is poorly constrained at depth. Excellent potential exists for additional mineralised intrusions and/or structural repetitions around the margins."

The way forward and concept studies

Drilling to scope out the geometry and full extent of the new mineralised zone is continuing, with three exploration drill rigs. Two additional deep capacity rigs will arrive in mid-February to accelerate the work programme. It is expected that this drilling will significantly expand the current Golpu resource.

The 2007 Golpu pre-feasibility study contemplated a block cave operation that would mine 100 million tonnes of ore and produce 1.7 million ounces gold and 1.0Mt copper over a 10 year life of mine. Per the pre-feasibility study the operation would have a low cash cost of approximately US$0.54/lb Cu (or $300/ oz Au equivalent) but high capital expenditure of US$1.3 billion and a maximum cash out of US$1.0 billion. It was considered that a resource upgrade or significant change in upfront capital would be the most likely means to increasing the margin and lowering the risk profile for a favourable development decision.

The Golpu West drill results outline potential for a step-change impact on the minable resource base. This would provide a key driver to fundamentally alter the economics of the project.

In addition to resources, other aspects of the concept study, which may change significantly from previous work include:

1. Reduced upfront infrastructure capital through advances caving technology, and staged development options
2. Geo-metallurgical solution for treatment of high sulphidation ore from the Wafi A,B and Link zones

The current schedule for completion of the new resource model and progressing of the concept study is June 2010.

Below is an outline showing drilling results in relation to existing resources in the region.

West
East
WR316
24m @ 0.6 g/t Au
& 0.54% Cu
(82m)
WR328
(projected)
WR327A
WR321
WR316
off section
22m @ 0.55 g/t Au
& 0.9% Cu
(175m)
Diatreme
Supergene
blanket
WR332
0 m
WR321
331m @ 0.51 g/t Au
& 0.93% Cu
(694m)
inc. 155m @ 0.88 g/t Au
& 1.51% Cu
(868m)
?
Porphyry
Golpu
Porphyry
Golpu
163Mt @
1.08% Cu &
0.6g/t Au*
1.7Mt Cu &
2.9Moz Au
500 m
600m
in progress
1120m
WR327A
478.4m @ 0.85 g/t Au
& 1.36% Cu
(506m)
incl. 155m @ 1.47 g/t Au
& 2.29% Cu
(691m)
WR328
597m @ 0.57 g/t Au
& 0.96% Cu
(399m)
incl. 198m @ 1.13 g/t Au
& 1.87% Cu
(788m)
1000 m
WIDE OPEN
to 1800m
250 m

Legend
Golpu Resource boundary
> 0.3% Cu stockwork
mineralisation (approx.)

* Refer to Harmony website for July 2009 resource statement www.harmony.co.za

Ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 26, 2010

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director